FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 28, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

Annual General Meeting Statements

28 April 2022

NatWest Group plc will hold its Annual General Meeting at 2.00 p.m. today. The meeting will deal with the proposed resolutions as set out in the Notice of Meeting previously issued to shareholders.

The following is an extract from the remarks to be made by Howard Davies, Chairman, and Alison Rose, Chief Executive Officer, at the meeting. The remarks expand on those which were made at the Virtual Shareholder Event held on 21 April 2022.

Howard Davies

As well as being back in a physical setting, we have also changed the AGM process a little this year to retain a virtual element and help maximise shareholder involvement and engagement.

Alison Rose has been CEO for two and a half years, but it is her first 'live' AGM appearance. In a moment she will update you on the progress we have made across the Group during 2021. Alison will also report on the help the bank is providing in response to the invasion of Ukraine.

Before that, I would like to give you an overview of your Board's governance in what has been another eventful year.

For much of 2021, there was a sense of cautious optimism that we might finally have put the worst of the COVID-19 pandemic behind us. As restrictions in the UK began to ease, economic activity picked up strongly.

But, towards the end of the year our resilience was put to the test once more as the spread of the Omicron variant reminded us of the unpredictable nature of the pandemic.
Despite that, the UK banking industry as a whole held up well, remaining open for business and well capitalised.

The NatWest Group delivered a strong financial performance in 2021, returning to profitability and writing-back some of our pandemic-related impairment provisions as the economic outlook improved.

The bank's share price also recovered throughout the year, increasing by around 35%.
Against the backdrop of recent geopolitical events, including the invasion of Ukraine, the share price has lost some of those gains, though on a 12 month view we have outperformed the UK banks average.

The Group also retains one of the strongest capital ratios among major European banks and we once again comfortably passed the Bank of England's stress test in December 2021, further demonstrating the resilience of our balance sheet.

That, combined with our continued capital generation, means our bank is well placed to support its customers, invest for growth and drive sustainable returns to shareholders.
£3.8 billion of shareholder distributions were announced for the 2021 financial year, through buybacks - both directed and on-market - and dividends.

We also announced that we would distribute at least £1 billion in dividends annually to 2023.

UK Government Investments, which manages the government's shareholding, announced three separate transactions during the course of 2021: the directed buyback by the Group; an on-market placement of shares; and a trading plan under which it has instructed its brokers to sell NatWest Group shares in the market through to [July] this year.

The government stake reduced from 62% at the start of 2021, to less than 53% by the end of 2021, and it is now around 48%.

While the move below 50% has little practical impact on our governance or operations, it was an important symbolic moment - a marker of how far we have come, the changes we have made since 2008 and lessons we have learned on the way.

Today we are seeking to renew our shareholder authority so that we may take part in further directed buybacks should HM Treasury ask us to do so.

The bank's financial performance in 2021 included a fine following breaches of the Money Laundering Regulations 2007. NatWest Group takes its responsibility to prevent and detect financial crime extremely seriously.

We deeply regret that we failed adequately to monitor one of our customers between 2012 and 2016 to prevent money laundering. And while the case has now come to an end, we continue to invest significant resources in the ongoing fight against financial crime and fraud.

It has been a period of stability in terms of Board composition, with no changes to our membership since the 2021 AGM.

As you would expect, we keep the composition, skills and experience of the Board under review, and over the next year or so we will need to recruit new members to cope with planned retirements.

In the main, the Board continued to meet virtually through 2021. Our online meeting technology has served us well during the pandemic and we will continue to use it.
For 2022, we have therefore adopted a hybrid calendar with some meetings being held virtually and some meetings in person.

The extensive support that the bank has provided to its customers, colleagues and communities throughout the pandemic was a key focus for the Board in 2021.
We also spent a lot of time scrutinising the implementation of the bank's strategy and transformation agenda as well as enhancing our oversight of the bank's culture.
In keeping with its intention to maintain a progressive, shareholder focus, your Board has taken the decision to give you the opportunity to have your say on Climate by voting on a climate resolution at this year's AGM.

We are also proposing a new Directors' Remuneration Policy for approval. It has been developed by Robert Gillespie, as the Chairman of the Group Performance & Remuneration Committee.  It will be his last AGM, so I want to thank him for all he has done for the Group over 9 years, steering the Committee through choppy waters, as befits the skilled oarsman he is.

Looking at the year ahead, as well as the gradual recovery from the pandemic, it's clear that there are some notable challenges facing our customers and the UK economy.
Inflation, which was already on a steep trajectory at the end of 2021, looks set to continue to rise as the reverberations from the invasion of Ukraine have a direct impact on prices - especially of energy and commodities.

We are very conscious of the effects this will have on the increased cost of living for many of our customers, and we are committed to helping them where we can.

Finally, I would like to thank Alison and her strong and capable leadership team for everything they have delivered in the past year. It was not easy to run the bank well throughout the pandemic. And I take this opportunity of thanking, in particular, our colleagues in branches who kept that essential service working even at the most difficult time. Their actions and the hard work of all our colleagues have ensured that NatWest Group is well placed to succeed and grow as the needs and expectations of our customers evolve.

Alison Rose

Good afternoon and thank you for joining us today.

Since we last spoke just over two months ago, the world has changed considerably. Our thoughts are with everyone affected by the invasion of Ukraine and we are doing all we can to support them.

Last week, I visited our operations in Poland and heard first-hand how our colleagues are helping Ukrainian refugees with food, medicine and accommodation as well as other essential services.

And the bank has been keen to support the Ukrainian people in a number of other ways. More than 9 million pounds has so far been donated by our colleagues and customers to the Disasters Emergency Committee's Ukraine Humanitarian Appeal, including 2.5 million of match-funding by the bank. I'd like to take this opportunity to thank everyone who has donated for their incredible generosity.

We have also taken measures to assist Ukrainian refugees, including helping them to open bank accounts and setting aside part of our Edinburgh headquarters as a welcome hub for those seeking refuge.

And we are donating £100,000 to the Perspektywy Foundation which will provide support to 500 Ukrainian students as they begin their studies in Polish universities and polytechnics.

In addition to the humanitarian cost, the invasion of Ukraine has led to greater geo-political and macro-economic uncertainty, adding to the inflationary pressures impacting households in the UK.

We are not seeing any significant signs of financial distress in our book at this stage. We are, however, very aware of the challenges and concerns the cost-of-living crisis is causing for many of our customers up and down the country.

Therefore, in line with our approach throughout the pandemic, we are focussed on providing the practical help and support that people, families and businesses need to thrive.

This includes delivering more financial health checks to help customers understand their personal finances better and providing a dedicated SME ecosystem with access to specialist advice throughout the UK. We are also working alongside charities such as Citizens Advice and GamCare to support those who are most in need as well as helping young people develop greater financial confidence through initiatives such as our Dream Bigger programme and our collaboration with the footballer and campaigner Marcus Rashford.

It is this focus on building deeper relationships with our customers, combined with two years of execution against our strategy, that means NatWest Group is well placed to deliver sustainable growth and sustainable returns in the years to come.

As I said in February, we are building from a position of strength, having made considerable progress against our strategic targets during the past two years in a difficult macro-economic environment:

For 2021, we delivered an operating profit of 4.3 billion pounds for the whole Group, up from a loss of 351 million in 2020.

We removed a further 256 million pounds of costs from the business and retain a capital ratio well above our target range.

And at the same time, our 3 billion pound investment programme, focused primarily on technology, digitisation and data, is enabling our customers to interact with us in different ways with almost 90% of retail customer needs now being met digitally.

And now, with the economy starting to recover, the business is firmly positioned for growth.

Importantly, one of the ways we will drive growth is by reflecting the values and aspirations of our customers - especially in helping our customers tackle climate change and the transition to net zero.

Of course, addressing the climate crisis is not something NatWest Group or any individual organisation can do on its own.

As a bank, the biggest impact we can have on the transition to net zero comes from supporting our 19 million customers to understand and reduce their climate impact.

In practical terms, we have scaled our efforts to help meet the demand for sustainable financing, building on our leadership position as the largest lender to renewables.

In 2020, we set out to provide 20 billion pounds of climate and sustainable funding and financing over two years.

Having met this initial target in under 18 months, we have committed to an ambitious new goal of providing an additional 100 billion pounds of climate and sustainable funding and financing by the end of 2025.

We are also taking a leading role in decarbonising UK homes, promoting electric transport and supporting the transition to clean energy.

There is a clear commercial imperative in helping our customers to thrive as we transition to net zero.

Our 'Springboard to Sustainable Recovery' report, which we published in 2021, highlights this.

The report shows that if small and medium-sized enterprises get the right support, they can deliver a significant amount of the UK's abatement targets.

An action which could deliver more than £160 billion in climate opportunities for our customers.

We believe being transparent about our climate progress is also vital.

And as Howard has mentioned, through the bank's first climate resolution, we are giving our shareholders a chance to have their Say on Climate.

This will not only promote transparency about our climate ambitions and strategic direction, but also provide feedback to help us shape our future climate transition planning.

We will also drive growth through our continued customer focus.

We know there is an opportunity in the UK for a bank that genuinely understands its customers - what they want now, what they will need next, and what they will need for the future.

And this - I believe - is the opportunity we uniquely have.

Whether that be through our continued investment in data and digital, giving us the ability to know our customers and their needs better; or through starting customer relationships earlier in the lifecycle, to support the next generation.

For example, last year we launched our 'CareerSense' programme - providing more than 8,000 young people with free access to tools that will develop critical skills and support their employability prospects.

And recently, we announced our collaboration with Marcus Rashford. Together we are creating a programme that builds young people's financial confidence and helps them develop a positive relationship with money.

Finally, we continue to focus on supporting businesses across the country.

We are already the leading bank for small and medium businesses in the UK with a leading net promoter score.

Last year we supported SME's with 2.2 billion pounds of gross lending and we processed a quarter of all UK payments.

As the economy recovers, we continue to invest and support these businesses which drive around half of UK turnover and employ 60% of the private sector workforce.

One example of our investment is our payments proposition.

Our merchant acquiring platform Tyl allows businesses to take payments from customers via a card, phone or online.

While another of our services, called Payit, uses open banking technology so businesses can manage online payments direct to their customers' bank accounts in near real time without needing to know or store their card or account details.

These are just a couple of examples of the innovation we are pursuing to support our business customers.

So, looking forward to this year and beyond, we can take confidence from the strong progress of the last two years as we returned to profitability, reduced government ownership to below 50% and continued our 3 billion pound investment programme to make better use of data and digital to deliver a better and simpler banking experience for our customers.

Against a challenging backdrop, it is as important as ever that the Group remains focused on our purpose: championing potential, helping people, families and businesses to thrive.

In doing so, we are able to create deeper and more meaningful relationships with our customers, giving them the support they need at every stage of their lives - whether that is buying a house, saving for retirement, or setting up and growing their own business, and importantly, helping them navigate the times ahead.

Living up to our purpose is therefore not only the right thing to do, it also has a strong commercial imperative, helping us to create value, drive growth and deliver sustainable returns for our shareholders.

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2021 Annual Report and Accounts (ARA) and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 April 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary